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NITED STATES
..ND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-30554

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAND MARK, INC.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7904 HAMPTON COURT
(No. and Street)

UNIVERSITY PARK	FL	34201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D. POWELL (941) 359-8094
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOISELLE, GOODWIN & HINDS, CPAs
(Name — *if individual, state last, first, middle name*)

ONE MERCHANTS PLAZA, SUITE 703	BANGOR,	ME	04401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 12 2002
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, John D Powell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LandMark Inc, as of 12-31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public



Daniel J Page
My Commission CC1000111
Expires March 24, 2005

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
MAR 1 2 200
386
SEC MAIL
SECTION
WASH., D.C.

LAND MARK, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2000

INDEX

Leo M. Loiselle, CPA
Glenn D. Goodwin, CPA
James W. Hinds, CPA
Donald E. Higgins, CPA
Christopher S. Hinds, CPA
Tricia A. Ellis, CPA

LOISELLE, GOODWIN & HINDS

CERTIFIED PUBLIC ACCOUNTANTS

One Merchants Plaza Suite 703 PO Box 939 Bangor, Maine 04402-0939 *telephone* 207 990-4585 800 784-0793 *fax* 207 990-4584 *e-mail* lghcpa@lghcpa.com
website: www.lghcpa.com

To The Shareholder of
Land Mark, Inc.

We have audited the statement of financial condition of Land Mark, Inc. as of December 31, 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Land Mark, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedules 1 through 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Loiselle, Goodwin & Hinds

February 26, 2001
Bangor, Maine

LAND MARK, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000

ASSETS		
Certificate of Deposit		$12,010
Equipment	$ 15,179	
LESS: Accumulated Depreciation	(12,982)	
Net Fixed Assets		2,197
Land Held for Investment		1,200
Deferred Income Taxes		1,801
		$17,208
TOTAL ASSETS		
LIABILITIES AND FUND BALANCES		
Liabilities:		
Real Estate Taxes Payable	$ 747	
Non-interest-Bearing Note Payable to Shareholder	3,620	
Total Liabilities		$ 4,367
Stockholder's Equity:		
Common Stock, $100 Par Value, 500 Shares Authorized, 56 Shares Issued and Outstanding	$ 5,600	
Additional Paid-In Capital	21,676	
Retained Earnings (Deficit)	(14,435)	
Total Stockholder's Equity		12,841
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$17,208

The accompanying notes are an integral part of these financial statements.

LAND MARK, INC,
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

REVENUE		
Interest Income		$330
EXPENSES		
Legal and Accounting	$2,170	
Dues and Licenses	1,580	
Depreciation Expense	595	
Insurance	-	
Real Estate Taxes	441	
Real Estate Tax Interest and Penalty	157	
Bank Charges	53	
Total Operating Expenses		4,996
NET INCOME (LOSS) BEFORE INCOME TAXES		(4,666)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		
Federal	-	
State	-	
Deferred	(251)	
Total Provision for (Benefit from) Income Taxes		(251)
NET INCOME (LOSS)		$(4,415)

The accompanying notes are an integral part of these financial statements.

LAND MARK, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - January 1, 2000	$5,600	$19,676	$(10,020)
CAPITAL CONTRIBUTIONS	-	2,000	-
NET INCOME (LOSS)	-	-	(4,415)
BALANCE - December 31, 2000	$5,600	$21,676	$(14,435)

The accompanying notes are an integral part of these financial statements.

LAND MARK, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(4,415)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Depreciation of Fixed Assets	595
Deferred Income Tax Benefit	(251)
Interest Income Reinvested in Certificates of Deposit	(330)
Increase (Decrease) in Real Estate Tax Payable	273
Net Cash Provided (Used) by Operating Activities	(4,128)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in Certificate of Deposit	(870)
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase (Decrease) in Note Payable to Shareholder	1,325
Increase in Additional Paid-In Capital	2,000
Net Cash Provided (Used) by Financing Activities	3,325
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,673)
CASH AND CASH EQUIVALENTS - Beginning of Year	1,673
CASH AND CASH EQUIVALENTS - End of Year	$ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Interest Expense	$ 38
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

LAND MARK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations

Land Mark, Inc. is a broker and dealer in real estate as well as certain private placement securities, with customers located in the United States.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts may differ from those estimates.

C. Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments having a maturity of three months or less to be cash equivalents.

D. Certificate of Deposit

The Company's certificate of deposit is carried at cost which approximates market. The maturity date is August 28, 2007.

E. Fixed Assets and Depreciation

Fixed assets are recorded at cost and depreciated using straight-line methods. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed form the accounts and any gain or loss is included in income.

F. Deferred Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting, principally from the use of accelerated methods of depreciation of fixed assets for income taxes and the presence of net operating loss carryforwards.

G. Investment in Land

Land held for investment is carried at the lower of cost or fair market value. At December 31, 2000, fair market value of the land was higher than its cost.

2. INCOME TAXES

At December 31, 2000, the net deferred tax asset of $1,801 was made up of a deferred tax asset of $2,301 and a deferred tax liability of $286; the allowance for the deferred tax asset of $2,301 was $500.

The Company had a general business credit of $528 that expired in 2000. The Company has net operating loss carryforwards available for reduction of income taxes in future years. The following schedule summarizes the carryovers and their respective expiration dates:

Year	Net Operating Loss
2012	$ 1,102
2018	4,561
2019	4,677
2020	3,306
Total	$13,646

3. LAND HELD FOR INVESTMENT

At December 31, 2000, the land held for investment in Orono, Maine had a lien placed on it by the Town of Orono for unpaid property taxes.

LAND MARK, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2000

NET CAPITAL		
Total Stockholder's Equity	$12,841	
LESS: Stockholder's Equity Not Allowable for Net Capital	-	
Total Stockholder's Equity Qualified for Net Capital	12,841	
ADD: Other Deductions in Allowable Credits	-	
Total Capital and Allowable Subordinated Liabilities		$12,841
Deductions and/or Charges		
Non-allowable Assets:		
Deferred Income Tax Asset	$ 1,801	
Net Fixed Assets	2,197	
Land Held for Investment	1,200	
Total Deductions		5,198
Net Capital Before Haircuts on Securities Positions		7,643
Haircuts on Securities		-
Net Capital		$ 7,643
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital		$ 2,643
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as Reported - Company's Part IIA for FOCUS Report (unaudited)		$ 8,776
Audit Adjustments to Correct Mispostings and Recognize Deferred Tax Benefit		1,133
Net Capital, per Above		$ 7,643

The accompanying notes are an integral part of these financial statements.

LAND MARK, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

As of December 31, 2000, there were no debit or credit balances of the Company which give rise to a reserve requirement as outlined under Rule 15c3-3.

LAND MARK, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2000

The Company does not have possession of any fully paid customer securities and excess margin securities for the account of any customer and, therefore, is not in violation of Rule 15c3-3.